Exhibit 99.1

Buenos Aires

July 10, 2018

To:  Comisión Nacional de Valores (Argentine National Securities Commission)

Re:  Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, the Board of Directors (the “Board”) of Grupo Financiero Galicia S.A. (the “Company”) has decided to establish an Executive Committee of the Company whose purpose will be to review and manage the ordinary and customary affairs of the Company. The Executive Committee is being established and is intended to provide more efficient management and oversight of the Company by the Board considering the complexity required to oversee the business and other affairs of the Company and its subsidiaries.

Sincerely,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.